SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934

(Amendment No. 15)

DryShips Inc.
(Name of Issuer)

Common Stock, par value $0.01, per share
(Title of Class of Securities)

Y2109Q101
(CUSIP Number)

George Economou 80 Kifissias Avenue Amaroussion 15125 Athens, Greece 011 30-210-8090570
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y2109Q101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

George Economou

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, BK, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

115,967,177(1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

115,967,177 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

115,967,177 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.3%

14.	TYPE OF REPORTING PERSON

IN

(1) Mr. Economou may be deemed to beneficially own 115,967,177 common shares ("Common Shares") of DryShips Inc. (the "Company") consisting of:  10,944,910 Common Shares owned by Elios Investments Inc. ("Elios"), a wholly-owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation controlled by Mr. Economou, the beneficiaries of which are Mr. Economou and members of his family (the "Foundation"), 16,700,000 Common Shares owned by Fabiana Services S.A., a Marshall Islands corporation controlled by Mr. Economou ("Fabiana"), 58,105, 667 Common Shares owned by Sphinx Investment Corp., a Marshall Islands corporation controlled by Mr. Economou ("Sphinx"), 254,512 Common Shares owned by Goodwill Shipping Company Limited, a Malta corporation controlled by Mr. Economou ("Goodwill") and 29,962,088 Common Shares owned by the Entrepreneurial Spirit Holdings Inc., a Liberian Corporation ("Entrepreneurial Spirit Holdings") that is wholly-owned by the Foundation.

CUSIP No.	Y2109Q101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elios Investments Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,944,910

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

10,944,910

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,944,910

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2109Q101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fabiana Services S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

16,700,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

16,700,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,700,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2109Q101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sphinx Investment Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

58,105,667

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

58,105,667

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

58,105,667

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2109Q101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Goodwill Shipping Company Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Malta

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

254,512

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

254,512

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

254,512

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.04%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2109Q101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Entrepreneurial Spirit Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

29,962,088

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

29,962,088

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,962,088

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2109Q101

The purpose of this Amendment No. 15 to the Schedule 13D is to report the change in beneficial ownership by certain Reporting Persons due to a change in Common Shares outstanding as a result of the return to the Issuers by Deutsche Bank AG, London Branch (the "Borrower") of 15,100,000 Common Shares borrowed in conjunction with the offering of Convertible Senior Notes due 2014 (the "Convertible Notes") in November 2009. Pursuant to share lending agreements, the Borrower was required to return the Common Shares upon the Issuer's repayment of the Convertible Notes on December 1, 2014. The 15,100,000 repaid Common Shares are now held by the Issuer as treasury shares.

Item 1. Security and Issuer.

The address of the Issuer's principal executive offices is 109 Kifissias Avenue and Sina Street, Marousi, Athens, Greece.

Other than as described above there are no material changes from the Schedule 13D/A filed with the Commission on November 4, 2014.

Item 2. Identity and Background.

No material change from the Schedule 13D/A filed with the Commission on November 4, 2014.

Item 3. Source and Amount of Funds or Other Consideration.

No material change from the Schedule 13D/A filed with the Commission on November 4, 2014.

Item 4. Purpose of Transaction.

No material change from the Schedule 13D/A filed with the Commission on November 4, 2014.

Item 5. Interest in Securities of the Issuer.

(a), (b)   Based on the foregoing and unless otherwise disclosed, the Reporting Persons report beneficial ownership of the following Common Shares:

Mr. Economou may be deemed to beneficially own 115,967,177 Common Shares representing approximately 17.3% of the total outstanding Common Shares. Mr. Economou has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 115,967,177 Common Shares. Mr. Economou has the sole power to dispose or direct the disposition of 0 Common Shares and has shared power to dispose or direct the disposition of 115,967,177 Common Shares.

Elios may be deemed to beneficially own 10,944,910 Common Shares representing 1.6% of the total outstanding Common Shares. Elios has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 10,944,910 Common Shares. Elios has the sole power to dispose or direct the disposition of 0 Common Shares the shared power to dispose or direct the disposition of 10,944,910 Common Shares.

Fabiana may be deemed to beneficially own 16,700,000 Common Shares representing 2.5% of the total outstanding Common Shares. Fabiana has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 16,700,000 Shares. Fabiana has the sole power to dispose or direct the disposition of 0 Common Shares and has shared power to dispose or direct the disposition of 16,700,000 Common Shares.

Sphinx may be deemed to beneficially own 58,105,667 Common Shares representing 8.7% of the total outstanding Common Shares. Sphinx has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 58,105,667 Shares. Sphinx has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 58,105,667 Common Shares.

Goodwill may be deemed to beneficially own 254,512 Common Shares representing 0.04% of the total outstanding Common Shares. Goodwill has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 254,512 Common Shares. Goodwill has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 254,512 Common Shares.

Entrepreneurial Spirit Holdings beneficially owns 29,962,088 Common Shares representing 4.5% of the total outstanding Common Shares. Entrepreneurial Spirit Holdings has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 29,962,088 Common Shares. Entrepreneurial Spirit Holdings has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 29,962,088 Common Shares.

(c) Other than as described herein, no transactions in the Common Shares were effected by the persons enumerated in Item 2 during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to share lending agreements by and between the Company and the Borrower, dated November 19, 2009 and April 21, 2010, and filed with the Commission as Exhibit 4 to the Form 6-K dated November 25, 2009, and as Exhibit 3 to the Form 6-K dated April 27, 2010, respectively, and hereby incorporated by reference herein, the Borrower returned 15,100,000 Common Shares to the Issuer upon the maturity of the Convertible Notes on December 1, 2014.

Other than as described above there are no material changes from the Schedule 13D/A filed with the Commission on November 4, 2014.

Item 7. Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly.
Exhibit B: Share lending agreement filed with the Commission as Exhibit 4 to the Form 6-K dated November 25, 2009, and hereby incorporated by reference herein.
Exhibit C: Share lending agreement filed with the Commission as Exhibit 3 to the Form 6-K dated April 27, 2010, and hereby incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2014

/s/ George Economou
George Economou*

ELIOS INVESTMENTS INC.

BY:	/s/ Dr. Renato Cefai
Name:	Dr. Renato Cefai
Title:	Sole Director

FABIANA SERVICES S.A.

BY:	/s/ Andri Papadopoulou
Name:	Andri Papadopoulou
Title:	Sole Director

GOODWILL SHIPPING COMPANY LIMITED

BY:	MARE SERVICES LTD.

BY:	/s/ Dr. Adriano Cefai
Name:	Dr. Adriano Cefai
Title:	Director

SPHINX INVESTMENT CORP.

BY:	MARE SERVICES LTD.

BY:	/s/ Dr. Adriano Cefai
Name:	Dr. Adriano Cefai
Title:	Director

ENTREPRENEURIAL SPIRIT HOLDINGS INC.

BY:	MARE SERVICES LTD.

BY:	/s/ Dr. Adriano Cefai
Name:	Dr. Adriano Cefai
Title:	Director

____________
*	The Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

  EXHIBIT A

Joint Filing Agreement

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of DryShips, Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A jointly on behalf of each such party.

Dated: December 16, 2014

/s/ George Economou
George Economou

ELIOS INVESTMENTS INC.

BY:	/s/ Dr. Renato Cefai
Name:	Dr. Renato Cefai
Title:	Sole Director

FABIANA SERVICES S.A.

BY:	/s/ Andri Papadopoulou
Name:	Andri Papadopoulou
Title:	Sole Director

GOODWILL SHIPPING COMPANY LIMITED

BY:	MARE SERVICES LTD.

BY:	/s/ Dr. Adriano Cefai
Name:	Dr. Adriano Cefai
Title:	Director

SPHINX INVESTMENT CORP.

BY:	MARE SERVICES LTD.

BY:	/s/ Dr. Adriano Cefai
Name:	Dr. Adriano Cefai
Title:	Director

ENTREPRENEURIAL SPIRIT HOLDINGS INC.

BY:	MARE SERVICES LTD.

BY:	/s/ Dr. Adriano Cefai
Name:	Dr. Adriano Cefai
Title:	Director